Contacts:
Mark Deep	Peter Cauley	Swati Patel
Vice President, Marketing	Chief Financial Officer	Corporate Communications
DataMirror Corporation	DataMirror Corporation	DataMirror Corporation
905-415-0310 ext. 121	905-415-0310 ext. 271	905-415-0310 ext. 107
mdeep@datamirror.com	pcauley@datamirror.com	svpatel@datamirror.com

DataMirror and Realm Sign Global OEM Agreement to Deliver
Real-Time Business Intelligence Solution for the Real Estate Industry

Organizations Improve Real Estate Portfolio Management Through Increased Financial and
Operational Performance

MARKHAM, CANADA – (December 14, 2004) – DataMirror® (Nasdaq: DMCX; TSX: DMC), a leading provider of real-time, secure information integration solutions, announces its OEM partnership with Realm Business Solutions, a leading commercial real estate software and services provider. This partnership allows Realm to offer the world’s most sophisticated real estate organizations a fast, secure, and affordable real-time business intelligence solution that strengthens analysis and reporting across the real estate enterprise. With real-time business intelligence, executives, employees, clients, and business partners are provided with relevant and timely information from across a company’s business applications without having to directly access the core applications. This enables organizations to make business decisions that are based on current information, rather than on outdated and error-prone spreadsheets.

Realm’s real-time business intelligence solution, known as INSIGHT™, uses DataMirror’s award winning LiveAudit® software to consolidate information into a single, high capacity platform for real-time analysis and decision support. The INSIGHT solution includes industry-leading reporting and analytic technology from Business Objects, customized by Realm for commercial real estate users. Future releases of INSIGHT are expected to include customizable executive dashboards, including key performance indicators, metrics, and real-time alerts that will be based on individual roles within a commercial real estate company. With real-time business intelligence and business visibility, organizations can gain relevant, timely, and continuous access to vital information—from high volume transactions and pricing to complex valuation and budget items—to make better, more informed operational decisions.

“This partnership demonstrates how organizations can work together to achieve different, yet cooperative, business strategies,” says Bryan Mileger, President, Realm Business Solutions. “By partnering with DataMirror, we are able to provide our clients with an innovative business intelligence solution that delivers real-time visibility into changing business metrics, allowing them to forecast business conditions and plan strategies accordingly. We look forward to continuing to work with DataMirror to capitalize on this opportunity.”

Some of the most respected and recognized organizations in real estate are already benefiting from Realm’s integrated solution, including leaders in retail, commercial, and industrial segments.

“The positive benefits that organizations are gaining coupled with the strong customer traction that we have received validate the need for real-time business intelligence in today’s market,” says Rean Pretorius, Senior Vice President, Global Channel and Alliances, DataMirror. “This partnership bridges powerful technology to form a complete, end-to-end business intelligence solution that delivers strong competitive advantage by strengthening the portfolio management process for property managers and financiers as well as improving operational and financial performance.”

AboutRealm

Realm Business Solutions, Inc. provides software and services that enable its customers to better manage the financial and operational performance of their real estate portfolios. More than 6,000 of the industry’s leading owners, managers, financial institutions, and REITs trust Realm solutions to improve the visibility and flow of information throughout their critical business processes. Realm is the developer of such industry standard products as ARGUS, DYNA, CTI, BUDGET, COLLECT, and PAY—the industry’s first fully-automated rent collection and invoice processing solutions. Visit Realm’s Web site to learn more about these solutions as well as reXML, the open source language for exchanging data between Realm and other applications. Visit www.realm.com.

About DataMirror

DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of information integration software solutions, improves the integrity and reliability of information across all of the systems that create and store data. DataMirror’s flexible and affordable integration solutions allow customers to easily and continuously detect, translate, and communicate all information changes throughout the enterprise. DataMirror helps customers make better decisions by giving their employees the continuous, accurate information they need.

Over 1,900 companies have gained tangible business benefits from DataMirror software, including Debenhams, FedEx Ground, First American Bank, OshKosh B’Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror is headquartered in Markham, Canada and has offices around the globe. For more information, visit www.datamirror.com.

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“Safe Harbour” Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation’s business which are not historical facts, are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words “anticipate”, “believe”, “estimate” and “expect” and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror’s operating results and could cause DataMirror’s actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror’s software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2004 DataMirror Corporation. DataMirror and the DataMirror family of related marks are registered trademarks of DataMirror Corporation. DataMirror and the DataMirror logo are registered in the U.S. Patent and Trademark office, the Canadian Intellectual Property Office, and may be pending or registered in other countries. All other products and services mentioned are trademarks of their respective companies.